Contact

www.linkedin.com/in/katieusem
(LinkedIn)

Top Skills

Microfinance
Research
Financial Analysis

Katie Usem

CEO | Sisu + Löyly
Grand Marais, Minnesota, United States

Summary

Entrepreneur in the destination wellness / thermal bathing arena. I design meaningful, beautiful experiences that inspire people to fall even more in love with thermal bathing and the North Shore of Lake Superior.

Experience

Sisu + Löyly
Owner
2021 - Present (4 years)
Grand Marais, Minnesota, United States

The Sisu + Löyly flagship location features a beautiful lakeside Nordic Sauna experience on the East Bay of Lake Superior in downtown Grand Marais, MN. The facility includes 3 saunas, indoor and outdoor relaxation areas, a rinse shower with a salt scrub station and locker room amenities.

Sisu + Löyly also operates a floating sauna at Skyport Lodge during the summer. This was the first floating sauna open to the public in the United States.

Minnesota Emerging Entrepreneur Board
Board Member
June 2023 - Present (2 years 5 months)

Gubernatorial Appointment

LC Search Partners
Owner
2012 - 2020 (8 years)

Co-founded a digital marketing company focused on C-Suite lead generation and recruiting campaigns for membership and industry associations.

Thrivent
Strategy & Program Manager, Digital Engagement
2017 - 2019 (2 years)

Supported chief executives in implementation of strategic planning, financial reporting, engagement analytics, quarterly business reviews, and Board of Directors presentations in the Customer Experience and Digital Engagement arenas.

• Led operational leadership team in communication and planning between VPs, Directors and Senior Managers
• Synthesized information, data and communication across the Digital Engagement, Consumer Facing Applications, Digital Purchase and Access, and CX teams
• Project lead on User Experience consulting engagement involving a human center design workshop, pain point assessment, UX Process Flow Mapping, design and prototype work enabling higher acceptance rate during testing

Wellington Security Systems
Director of Marketing
2015 - 2017 (2 years)

Developed a new role and jump-started the marketing strategy for a company which had not previously advertised or engaged in traditional or digital marketing efforts. Member of the senior leadership team.

• Led marketing strategy as the company shifted focus from the residential to the commercial security market
• Spearheaded a brand refresh initiative resulting in a new logo, updated marketing collateral, website improvements and an office design revamp.
• Built out the marketing technology stack and advocated for adoption of digital marketing best practices; managed creative agency vendor selection process

Risdall Marketing Group
2 years 6 months

Sr. Account Executive
June 2015 - November 2015 (6 months)

Facilitated campaigns on behalf of clients related to public relations, digital marketing, brand strategy, website development, paid advertising, and social media.
• Served as primary point of contact for client communications.
• Collaborated with the CEO on new business development initiatives.
• Drafted proposals, service agreements, and RFPs related to new business opportunities and organic account growth.

Account Executive
June 2013 - June 2015 (2 years 1 month)

Wells Fargo
Professional Analyst, Operations
January 2011 - October 2012 (1 year 10 months)

Managed the operational logistics of trade settlements for hedge fund and private equity clients under the Wells Fargo Global Fund Services division.

Kiva.org
Kiva Fellow
January 2009 - January 2010 (1 year 1 month)

Facilitated communication between the microfinance funding organization Kiva.org, Cambodian field partner AMK, Kiva lenders, and AMK borrowers receiving Kiva funds. Developed a pilot program at AMK to extend microfinance products to vulnerable groups in Cambodia that currently do not qualify for microfinance services

Castlelake
Trading & Research Analyst
September 2007 - November 2008 (1 year 3 months)

Functioned as primary liaison between the head trader, investment professionals, and the operations group at Castlelake (formerly called TPG Credit Management), an $8 billion investment fund based in Minneapolis.
• Communicated extensively with 30+ external broker partners daily.

Citigroup
Business Analyst
July 2005 - August 2007 (2 years 2 months)

Obtained working knowledge of Citigroup's trade and cash management product suites as a business analyst supporting the Global Trade product group and the Public Sector, Cash Management sales team.

Education

Boston College
B.S., General Management and International Studies

University of St. Thomas
Master of Business Administration (MBA)